UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. )*

Advance Auto Parts, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

00751Y 106
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	] Rule 13d-1(b)

[	] Rule 13d-1(c)

[	X	] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.		00751Y 106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Sears, Roebuck and Co.

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	X
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization		New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power	28,972,660 (See Item 4)
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power	27,891,318(See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,972,660 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)		88.6% (See Item 4)

12.	Type of Reporting Person (See Instructions)
CO

CUSIP No.		00751Y 106

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
WA Holding Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions).
	(a)	X
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

	6.	Shared Voting Power	28,972,660 (See Item 4)

	7.	Sole Dispositive Power

	8.	Shared Dispositive Power	27,891,318 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,972,660 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)		88.6% (See Item 4)

12.	Type of Reporting Person (See Instructions)
CO

Item 1.

(a) The name of the issuer is Advance Auto Parts, Inc., a Delaware corporation (the "Issuer").

(b) The principal executive office and mailing address of the Issuer is 5673 Airport Road, Roanoke, Virginia 24012.

Item 2.

(a) The names of the persons filing this statement are: Sears, Roebuck and Co. ("Sears"), and WA Holdings Company ("WAH"),
       together the "Filing Persons".

(b) Sears and WAH each has its principal business address at 3333 Beverly Road, Hoffman Estates, Illinois 60179.

(c) Sears is a corporation organized under the laws of the State of New York. WAH is a corporation organized under the laws of the State of Delaware.

(d) This Schedule 13G relates to the Common Stock, $0.01 par value per share of the Issuer.

(e) The CUSIP Number of the Common Stock is 00751Y 106.

Item 3.	If this statement is filed pursuant to ''240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a) [ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b) [ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c) [ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d) [ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e) [ ]	An investment adviser in accordance with '240.13d-1(b)(1)(ii)(E);
	(f ) [ ]	An employee benefit plan or endowment fund in accordance with '240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with '240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i ) [ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C.80a-3);
	(j) [ ]	Group, in accordance with '240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The Filing Persons believe that there are 32,695,735 shares of Common Stock outstanding as of January 31, 2002. Based on such number of outstanding shares, the Filing Persons report the following holdings of Common Stock and corresponding percentage interest of total shares outstanding:

WAH reports direct holdings of 11,474,606 shares of Common Stock (35.1%). By virtue of being the sole shareholder of WAH, Sears, Roebuck and Co. may be deemed to have shared voting and dispositive power with respect to those 11,474,606 shares of Common Stock.

WAH, FS Equity Partners IV, L.P. ("FSEP IV"), Ripplewood Partners, L.P. ("Ripplewood Partners"), Ripplewood Advance Auto Parts Employee Fund I, L.L.C. company ("Ripplewood Employee Fund" and together with Ripplewood Partners, the "Ripplewood Parties"), Nicholas F. Taubman ("Taubman"), The Arthur Taubman Trust dated July 13, 1964 (the "Taubman Trust" and together with Taubman, the "Taubman Parties"), Peter J. Fontaine ("Fontaine"), Fontaine Industries Limited Partnership, a Nevada limited partnership (the "Fontaine Partnership") and the Peter J. Fontaine Revocable Trust (the "Fontaine Trust" and together with Fontaine and the Fontaine Partnership, the "Fontaine Parties") are parties to an Amendment No. 1 to Amended and Restated Stockholders Agreement dated as of November 28, 2001 (the "Amendment"). The Amendment amends the Amended and Restated Stockholders Agreement dated as of November 2, 1998 by and among FSEP IV, the Ripplewood Parties, the Taubman Parties, WAH and Advance Holding Corporation, a Virginia corporation ("Holding") (collectively with the Amendment, the "Stockholders Agreement").

As a result of the Stockholders Agreement, WAH together with FSEP IV, the Ripplewood Parties, the Taubman Parties and the Fontaine Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act and FSEP IV may be deemed to have acquired the shares of Common Stock beneficially owned or deemed to be owned by WAH, FSEP IV, the Ripplewood Parties, the Taubman Parties and the Fontaine Parties (except, with respect to the Fontaine Parties, the 514 shares beneficially owned by Fontaine that are not subject to the Stockholders Agreement). WAH has no pecuniary interest in the shares owned by FSEP IV, the Ripplewood Parties, the Taubman Parties and the Fontaine Parties.

The Filing Persons have been advised that based on the assumption there are 32,695,735 shares of Common Stock outstanding, FSEP IV beneficially owns 11,022,652 shares of Common Stock (33.7%).

The Filing Persons have been advised that based on the assumption there are 32,695,735 shares of Common Stock outstanding, the Ripplewood Parties beneficially own 2,891,795 shares of Common Stock (8.8%).

The Filing Persons have been advised that based on the assumption there are 32,695,735 shares of Common Stock outstanding, the Taubman Parties beneficially own 2,547,265 shares of Common Stock (7.8%), including 500,000 shares subject to options exercisable within 60 days of December 31, 2001.

The Filing Persons have been advised that based on the assumption there are 32,695,735 shares of Common Stock outstanding, the Fontaine Parties beneficially own 1,036,342 shares of Common Stock (3.2%), including 514 shares beneficailly owned by Fontaine that are not subject to the Stockholder Agreement.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  [    ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	dentification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding CompanyI

N/A

Item 8.	Identification and Classification of Members of the Group

Please see Item 2 and Item 4.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 5, 2002

SEARS, ROEBUCK AND CO.

By: /s/ Paul J. Liska
     Paul J. Liska
      Executive Vice President and
      Chief Financial Officer

WA HOLDING COMPANY

By: /s/ Glenn R. Richter
      Glenn R. Richter
      President